Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Amendment No. 1 to Form S-3 No. 333-183675) and related prospectus of Delcath Systems, Inc. for the registration of its common stock, preferred stock, warrants, debt securities and stock purchase contracts and to the incorporation by reference therein of our reports dated March 5, 2012, with respect to the consolidated financial statements of Delcath Systems, Inc., and the effectiveness of internal control over financial reporting of Delcath Systems, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

MetroPark, New Jersey

September 27, 2012